21002413

SEC Mail Processing Section MAR 03 2021 Washington DC 413

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42036

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GAM Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Rockefeller Plaza, 21st Floor
(No. and Street)

New York	NY	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sharon Ingram (212) 407-4697
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

GAM SERVICES INC.

Financial Statements
and Supplemental Information

December 31, 2020

(With Report of Independent Registered Public Accounting Firm)

OATH OR AFFIRMATION

I, Timothy P. Dana, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GAM Services, Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LISA M BERMES
Notary Public - State of New York
NO. 01BE6199227
Qualified in Washington County
My Commission Expires Jan 12, ~~2021~~ 2025

Notary Public

Signature

Director, President

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GAM SERVICES INC.

Financial Statements
and Supplemental Information

December 31, 2020

Table of Contents

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of GAM Services Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of GAM Services Inc. (the "Company") as of December 31, 2020, the related statements of operations, changes in stockholder's equity and cash flows for year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I- Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II- Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2018.

Marcum LLP

Deerfield, Illinois
March 1, 2021

GAM SERVICES INC.

Statement of Financial Condition

December 31, 2020

Assets

Cash	$	346,500
Other assets		29,400
Total assets	$	375,900

Liabilities and Stockholder's Equity

Liabilities:		
Accrued expenses	$	34,100
Due to Parent-net		6,100
Total liabilities		40,200
Stockholder's equity:		
Common stock, par value $1 per share; authorized 3,000 shares; issued and outstanding 100 shares		100
Additional paid-in capital		309,600
Retained earnings		26,000
Total stockholder's equity		335,700
Total liabilities and stockholder's equity	$	375,900

See accompanying notes to financial statements.

GAM SERVICES INC.

Statement of Operations

Year ended December 31, 2020

Revenues:		
Distribution fees from Parent	$	217,600
Expenses:		
Administrative expenses - expense sharing		200,000
Professional fees		64,800
Other expenses		70,800
Total expenses		335,600
Loss before income tax benefit		(118,000)
Income tax benefit		(38,100)
Net Loss	$	(79,900)

See accompanying notes to financial statements.

GAM SERVICES INC.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2020

	Common stock				Additional		Retained		Total stockholder's
	Shares		Par value		paid-in capital		earnings		equity
Balance at beginning of year	100	$	100	$	309,600	$	105,900	$	415,600
Net Loss							(79,900)		(79,900)
Balance at end of year	100	$	100	$	309,600	$	26,000	$	335,700

See accompanying notes to financial statements.

GAM SERVICES INC.

Statement of Cash Flows

Year ended December 31, 2020

Cash flows from operating activities:		
Net loss	$	(79,900)
Changes in operating in assets and liabilities:		
Decrease in other assets		6,800
Decrease in accrued expenses		(5,100)
Increase in due to Parent-net		1,700
Net decrease in cash		(76,500)
Cash		
Beginning of year		423,000
End of year	$	346,500
Supplemental Disclosure of Cash Flow Information:		
Cash paid during the year for:		
Income taxes	$	-

See accompanying notes to financial statements.

(1) Organization

GAM Services Inc. (the Company), a Delaware corporation, was organized on October 3, 1989. The Company is engaged in the private placement of unaffiliated unregistered funds (the Funds) and generates revenue by providing sales and marketing support to GAM USA Inc. (the Parent), pursuant to a service agreement, through management fees earned by the Parent with respect to the Funds. The Company is a registered limited purpose broker-dealer with the Securities and Exchange Commission (the SEC) and a member of the Financial Industry Regulatory Authority Inc. The Company is a wholly owned subsidiary of the Parent which is owned by GAM Group AG. The Company's ultimate parent is GAM Holding AG, a Swiss holding company.

(2) Significant Accounting Policies

(a) Basis of Presentation

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP), which may require the use of management estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(b) Revenue Recognition

The Company generates revenue by providing sales and marketing service on behalf of the Parent, pursuant to a service agreement, through management fees earned by the Parent with respect to the Funds. Revenue is recognized when control of the service is transferred to the customer in the amount that best reflects the consideration to which the Company expects to be entitled in exchange for the service.

The distribution fees are generally based on a fixed rate, as a percentage, to the net asset value placed with respect to the Funds and are received monthly. As the distribution fees are based on factors outside of the Company's control, including market movements and client behavior, such revenue is recognized when it is probable that a significant reversal will not occur.

Pursuant to the service agreement, the distribution fees are 50% of the net management fees earned by the Parent. Such management fees are computed based on .45% of the net asset value placed with respect to the Funds.

(c) Income Taxes

The Company is included in the consolidated federal and combined state and local tax returns of the Parent. The Company computes its federal, state, and local income taxes on a separate entity basis and is subject to the utilization of tax attributes in the Parent's consolidated income tax provision. Current and deferred tax liabilities and assets are settled with the Parent on a current basis.

(3) Income Taxes

Pursuant to a tax sharing arrangement with the Parent, which allows for current treatment of all temporary differences, the Company treats such differences as current.

The components of the income tax benefit for the year ended December 31, 2020 are:

Federal	$	21,300
State and local		16,800
Total	$	38,100

The effective tax rate of 32% differs from the statutory federal rate of 21% due to state and local income taxes.

As of December 31, 2020, the Company had no uncertain tax positions that are required be recognized or disclosed in the statement of financial condition. The following are the major tax jurisdictions for the Company and the earliest tax year subject to examination: Federal, New York state and city – 2015.

(4) Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the Rule), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company computes its net capital under the aggregate indebtedness standard permitted by the Rule. The Company's minimum net capital requirement is the greater of 6-2/3% of the aggregate indebtedness, as defined, or $25,000. In addition, certain advances, payments of dividends and other equity withdrawals are subject to certain provisions of the Rule. At December 31, 2020, the Company was in compliance with this requirement and had net capital, as defined, of $306,300 exceeding the requirements by $281,300. The Company's aggregate indebtedness to net capital ratio was 0.13 to 1 at December 31, 2020.

(5) Concentration of Credit Risk

The Company maintains a checking account in a financial institution. The account is insured by the Federal Deposit Insurance Company (FDIC). At times, cash may be uninsured or in deposit accounts that exceed the FDIC insurance limit. The Company has not experienced any losses in the account. The Company believes it is not exposed to any significant risk on cash. Management periodically assesses the financial condition of the bank and believes that any potential credit loss is minimal.

(6) Related Party Transactions

The Company shares certain administrative expenses with its Parent. These administrative expenses are allocated to the Company pursuant to an expense sharing agreement between the parties. The amount incurred by the Company pursuant to this agreement amounted to $200,000 for the year ended December 31, 2020.

The Company earned $217,600 for acting as the selling and private placement agent for the Funds pursuant to a service agreement between the Company and the Parent. Included in due to Parent-net balance of $6,100 at December 31, 2020 is a receivable of $17,500 related to these services and payables totaling $23,600 representing amounts pursuant to the expense sharing and tax sharing agreements.

SUPPLEMENTAL INFORMATION

Schedule I

GAM SERVICES INC.

Computation of Net Capital Pursuant to SEC Rule 15c3-1

December 31, 2020

Computation of net capital pursuant to SEC Rule 15c3-1:		
Total stockholder's equity from statement of financial condition	$	335,700
Deduct non allowable assets		(29,400)
Total stockholder's equity qualified for net capital		306,300
Net capital	$	306,300
Aggregate indebtedness:		
Total liabilities per statement of financial condition	$	40,200
Computation of basic net capital requirement:		
Minimum net capital (6-2/3% of aggregate indebtedness)		2,700
Minimum dollar net capital requirement		25,000
Net capital requirement (greater of the above)		25,000
Excess net capital	$	281,300
Ratio of aggregate indebtedness to net capital		0.13 to 1

No reconciliation is required between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA FOCUS filing as of December 31, 2020.

See report of independent registered public accounting firm.

GAM SERVICES INC.

Schedule II - Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3

As of December 31, 2020

A computation of reserve requirements is not applicable to GAM Services, Inc. as the Company relies on the SEC's guidance set forth in circumstances described in Footnote 74 to the Exchange Act Release No. 34-70073 (July 30, 2013).

ADDITIONAL REQUIRED INFORMATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) GAM Services Inc. (the "Company") asserts that it does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 adopting amendments to 17 C.F.R. §240.17a-5 and (2) the Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities to those exclusively listed in its exemption report and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with SEC Rule 15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with SEC Rule 15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Footnote 74 to SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

Marcum LLP

Deerfield, Illinois
March 1, 2021

GAM Services, Inc.

Exemption Report

GAM Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and
(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services; and/or (2) engaging solely in activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules and approved for membership in FINRA as a CAB, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

I, Timothy P. Dana, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

[signature]

Timothy P. Dana
GAM Services, Inc.

March 1, 2021
Date